                                                                     Exhibit 4.2

                            ING Furman Investments
                             55 East 52/nd/ Street
                              New York, NY  10055

                                                        April 17, 2001

ABC-NACO Inc.
2001 Butterfield Road, Suite 502
Downers Grove, Illinois 60515


                        Senior Second Secured Financing
                        -------------------------------

Ladies and Gentlemen:

          You have requested that ING Furman Selz Investors III LP, ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd., Furman Selz Investors II LP, FS Employee Investors LLC and FS Parallel Fund LP ("the Investors") provide you with their financing commitment for $15 million of Senior Second Secured Financing as described in this letter and in the summary of terms and conditions attached as Exhibit A (the "Summary of Terms" and,
                                    ---------
together with this letter, this "Commitment Letter).

          We understand that you are negotiating with your lenders (the "Lenders") under the Third Amended and Restated Credit Agreement dated as of October 30, 2000 (the "Credit Agreement") among ABC-NACO Inc. (referred to herein as "you" or the "Borrower"), ABC-NACO de Mexico S.A. de C.V., Dominion Castings Limited, Bank of America Canada, Bank of America National Trust and Savings Association, as agent ("Agent") and the Lenders with respect to certain defaults under the Credit Agreement and have requested certain amendments to the Credit Agreement from the Lenders to cure such defaults and provide other changes to the Credit Agreement (the "Proposed Credit Agreement Amendments") which amendments are described in a commitment letter and term sheet dated as of April 17, 2001 from the Agent and the Lenders (the "Lender Commitment Letter") in the form attached hereto as Exhibit B. We further understand that you intend
                               ---------
to request certain amendments from U.S. Bank National Association (the "Trustee") as trustee under the Indenture dated as of January 15, 1997 pursuant to which you have issued your 10 1/2% Senior Subordinated Notes, Series A due 2004 in the original principal amount of $50,000,000 (the "Series A Notes") and your 10 1/2% Senior Subordinated Notes, Series B, due 2004 in the original principal amount of $25,000,000 (the "Series B Notes" and, together with the Series A Notes, the "Subordinated Notes") with respect to your obligations under the Subordinated Notes and the transactions contemplated hereby.

          We are pleased to commit to provide, subject to and upon the terms and conditions set forth herein and in the Summary of Terms, $15 million of second secured senior financing (the "Financing") on the terms and conditions set forth herein and in the Summary of Terms. Fees payable to the Investors shall be payable as described in the fee letter (the "Fee Letter") executed simultaneously herewith and may be deducted from the principal amount of the Financing. The obligations of the Investors shall be several and not joint and shall be in the amounts set forth on Schedule 1 attached hereto.

          As a part of the transactions contemplated by this letter Matrix Metals LLC ("Matrix") is entering into an Asset Purchase Agreement dated as of April 17, 2001 (the "Asset Purchase Agreement") among the Borrower, NACO, Inc., National Castings, Inc., BuyMetal Castings, Inc., National Engineered Products Company, Inc. and Matrix providing for the purchase of certain assets by Matrix from the parties thereto The Asset Purchase Agreement will be signed at the time of the execution of this Commitment Letter.

          Please note that the terms and conditions of this commitment are not limited to those set forth in this Commitment Letter. Those matters that are not covered or made clear herein or in the attached Summary of Terms are subject to mutual agreement of the parties. The terms and conditions of this commitment may be modified only in writing. In addition, this commitment is subject to (a) the preparation, execution and delivery of mutually acceptable loan documentation, including a loan agreement incorporating substantially the terms and conditions outlined herein and in the Summary of Terms, and (b) the absence of a material adverse change in the business, financial condition, operations, performance, prospects, properties, assets, liabilities (contingent or otherwise) or value (a "Material Adverse Change") of the Borrower and its subsidiaries, taken as a whole since December 31, 2000 except as previously disclosed in writing to the Investors. The Investors' commitments set forth in this Commitment Letter will terminate on July 15, 2001 unless the transactions contemplated hereby (including the Proposed Credit Agreement Amendments set forth in the Lender Commitment Letter, the acquisition contemplated in the Asset Purchase Agreement and the purchase of the equity securities as set forth in the next succeeding paragraph) close on or before such date. Furthermore, if the Investors discover information not known to them on the date of this letter which the Investors reasonably believe constitutes or will constitute a Material Adverse Change (including any information that the holders of Subordinated Notes are not likely to approve the amendments to the Subordinated Notes required to prevent an event of default from occurring thereunder as a result of the violation of the financial covenants set forth therein and other amendments necessary to permit the transactions contemplated thereby or that the other conditions under the Stock Purchase Agreement (as defined below) will not be timely satisfied or that the Borrower's shareholders are unlikely to approve the issuance of additional equity contemplated hereby), the Investors may, in their sole discretion suggest alternative financing amounts or structures that assure adequate protection for their investment or decline to provide or participate in the proposed financing. The Investors shall not be responsible or liable for any consequential damages which may be alleged as a result of their failure to provide the Financing.

          Pursuant to, and in accordance with and subject to the terms and conditions contained in the Preferred Stock and Common Stock Warrant Purchase Agreement dated as of April 17, 2001 among the Borrower, the Investors and the other parties thereto (the "Stock Purchase Agreement"), the Investors have agreed that following the consummation of the Financing, they will agree to purchase certain equity securities of the Borrower and the proceeds of such securities will be used to repay the Financing subject to the terms and conditions set forth therein. Such conditions include (a) appropriate approvals of shareholders of the Borrower, and (b) amendments to the Subordinated Notes to waive any financial covenant defaults and to amend the financial covenants as to future periods and such further amendments as are necessary for the equity transactions contemplated in the Stock Purchase Agreement to take place as more fully set forth in the Stock Purchase Agreement.

          To induce the Investors to issue this letter and to continue with their efforts to close the transactions described herein, you hereby agree that all reasonable out-of-pocket fees and expenses (including the reasonable fees and expenses of counsel and consultants) of the Investors and their affiliates arising in connection with this letter and in connection with the Financing and the other transactions described herein shall be for your account. In addition, you hereby agree to pay when and as due the fees described in the Fee Letter. You further agree to indemnify and hold harmless the Investors and each director, officer, employee and affiliate thereof (each an "Indemnified Person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any such Indemnified Person as a result of or arising out of or in any way related to or resulting from this letter, the transactions described herein or the extension of the Financing contemplated by this letter, or in any way arising from any use or intended use of this letter or the proceeds of the Financing contemplated by this letter, and you agree to reimburse each Indemnified Person upon demand for any legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Investors or any such other Indemnified Person is a party to any action or proceeding out of which any such expenses arise) (collectively, an "Action"); provided, however, that you shall not have to indemnify any Indemnified Person against any loss, claim, damage, expense or liability to the extent finally determined by a court of competent jurisdiction to have resulted directly and primarily from the gross negligence or willful misconduct of such Indemnified Person.

          The Investors reserve the right to employ the services of their affiliates in providing services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to the Investors in such manner as the Investors and such affiliates may agree in their sole discretion. You acknowledge that the Investors may share with any of its affiliates, and such affiliates may share with the Investors, any information related to you, any of your subsidiaries or any of the matters contemplated hereby in connection with the transactions contemplated hereby on a confidential basis.

          The provisions of the immediately preceding two paragraphs shall survive any termination of this letter.

          You represent and warrant (to the best of your knowledge) that (a) all information (other than financial projections) that has been or will hereafter be made available by or on behalf of you or by any of your representatives in connection with the transactions contemplated hereby to the Investors or any of their affiliates is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (b) all financial projections, if any, that have been or will be prepared by you or on your behalf or by any of your representatives and made available to the Investors or any of their affiliates or representatives in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that any particular projections will be realized). You agree to supplement the information and projections from time to time so that the representations and warranties contained in this paragraph remain complete and correct.

          In issuing this commitment, the Investors are relying on the accuracy of the information furnished to it by you or on your behalf (collectively, the "Pre-Commitment Information"). The obligations of the Investors under this Commitment Letter are made solely for your benefit and may not be relied upon or enforced by any other person or entity.

          You are not authorized to show or circulate this letter to any other person or entity (other than (i) your legal, accounting and financial advisors in connection with your evaluation hereof, (ii) the Agent and the Lenders (iii) the Trustee and (iv) as required by law or stock exchange requirements) until such time as you have accepted this letter as provided in the immediately succeeding paragraph. If this letter is not accepted by you as provided in the immediately succeeding paragraph, you are to immediately return this letter (and any copies hereof) to the undersigned. This letter may be executed in any number of counterparts, and by the different parties hereto on separate counterparts, each of which counterpart shall be an original, but all of which shall together constitute one and the same instrument.

          If you are in agreement with the foregoing, please sign and return to the Investor (including by way of facsimile transmission) the enclosed copy of this letter, together with the Fee Letter, no later than 5:00 p.m., New York time, on April 17, 2001. Our commitment set forth in this letter shall terminate at the time and on the date referenced in the immediately preceding sentence unless this letter and the Fee Letter are executed and returned by you as provided in such sentence.

          This letter and the Fee Letter shall be governed by, and construed in accordance with the laws of the state of New York, and any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this letter and/or the related Fee Letter is hereby waived. The parties hereto hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in the City of New York in connection with any dispute related to this letter or the Fee Letter or any matters contemplated hereby or thereby. Delivery of an executed counterpart of this Commitment Letter by telecopier shall be effective as delivery of a manually executed counterpart of this Commitment Letter.


                                  Very truly yours,

                                  ING Furman Selz Investors III LP
                                  ING Barings U.S. Leveraged Equity Plan LLC
                                  ING Barings Global Leveraged Equity Plan Ltd.


                                  BY:  FS Private Investments III LLC


                                  By________________________
                                     Name:
                                     Title:


                                  Furman Selz Investors II LP
                                  FS Employee Investors LLC
                                  FS Parallel Fund LP


                                  BY:  FS Private Investments LLC


                                  By________________________
                                     Name:
                                     Title:

Agreed to and Accepted this
17th day of April, 2001

ABC-NACO Inc.

By________________________
   Name:
   Title:

                                                                       EXHIBIT A
                                                                       ---------

                  SUMMARY OF CERTAIN TERMS AND CONDITIONS/1/
                  ------------------------------------------




I.        The Parties
          -----------

Borrower:                     ABC-NACO Inc.


Investors:                    ING Furman Selz Investors III LP
                              ING Baring U.S. Leveraged Equity Plan LLC
                              ING Barings Global Leveraged Equity Plan
                              Furman Selz Investors II LP
                              FS Employee Investors LLC
                              FS Parallel Fund LP



Guarantors:                   All obligations under the Financing shall be
                              unconditionally guaranteed by each of the Borrower's direct and indirect wholly-owned subsidiaries (other than any entity that is a controlled foreign corporation ("CFC") under
                              Section 957 of the Internal Revenue Code (all of such subsidiaries being, collectively, the
                              "Guarantors"), subject to customary exceptions and exclusions and release mechanics for transactions of this type.

II.       Description of the Financing
          ----------------------------
III.
Senior Notes                  $15 million Senior Second Secured Notes (the
                              "Senior Notes"), to be issued pursuant to a loan agreement (the "Loan Agreement") acceptable to the Investors and the Borrower including the terms of this Summary of Terms and the Commitment Letter.


Maturity:                     The final maturity of the Senior Notes (the
                              "Maturity Date") shall be the earlier of 350 days after the Closing Date and the day of the closing under the Stock Purchase Agreement.

Use of Proceeds:              The proceeds of the Senior Notes shall be utilized
                              (a) to pay fees and expenses incurred in connection with the transactions contemplated hereby and (b) to finance the Borrower's and its subsidiaries' working capital

______________________
/1/ Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter (the "COMMITMENT LETTER") to which this summary is attached.

                              requirements and other general corporate purposes.


III.      Terms Applicable to the Financing

Closing Date for the          On or before May 1, 2001.
Fianacing

Security:                     The Borrower and its Domestic Subsidiaries shall
                              grant to ING Furman Selz Investors III LP as agent for the Investors (the "Investor Agent") a valid and perfected second priority lien and security interest in all of the following (subject to the liens of the Agent and the Lenders and to certain exceptions to be set forth in the loan documentation):

                                   a.    All shares of capital stock of (or
                              other ownership interests in) and intercompany debt of each present and future subsidiary of the Borrower or such Guarantor, limited, in the case of each CFC, to 66% of the voting stock of such entity.

                                   b.    All present and future property and
                              assets, real and personal, of the Borrower or such Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, bank accounts, general intangibles, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash.

                                   c.    All proceeds and products of the
                              property and assets described in clauses (a) and
                              (b) above.

                              At the reasonable request of the Borrower made prior to the Closing Date, assets will be excluded from the collateral in circumstances where the Investors and the Borrower determine that the economic detriment to the Borrower of entering into such guarantee or security arrangement or taking security interests in such assets would be excessive in view of the related benefits to be received by the Investors or the consent of third parties thereto cannot be obtained through reasonably commercial efforts. The Borrower and its Subsidiaries shall not be required to grant a security interest to the Investor Agent in any property which is not pledged to the Agent to secure the obligations under the Credit Agreement

Interest Rates:               The Senior Notes will bear interest at the rate of
                              7% per annum (based on a 360 days year) for the first 90 days and 18% per annum thereafter which interest will be payable on January 6, 2003 or such earlier date as all amounts payable under the Credit Agreement have been paid in full.

Fees: The Investors shall receive such fees as have been separately agreed upon with the Borrower which fees and all expenses incurred by the Investors in connection with the transactions contemplated hereby shall be deducted from the proceeds of the Senior Notes.

Mandatory                     Proceeds from the sale of the equity interests
Prepayment:                   contemplated by the Stock Purchase Agreement shall
                              be applied by the Borrower as set forth in the Commitment Letter to repay the Senior Notes and not to pay the obligations under the Credit
                              Agreement.

Documentation:                The Investors' commitment will be subject to the
                              negotiation, execution and delivery of definitive financing agreements (and related security documentation, guaranties, etc.) consistent with the terms of this letter, in each case prepared by counsel to the Investor.

Conditions Precedent          Those customarily found in credit agreements for
 to Initial Extension         similar secured financings and others appropriate
 of Credit                    in the judgment of the Investors, including
                              without limitation, the following:

                                   a.    The final terms and conditions of the
                              transactions, including, without limitation, the documentation relating thereto and all legal aspects thereof, shall be (i) as described in the Commitment Letter and the exhibits hereto and otherwise consistent with the description thereof received in writing as part of the Pre-Commitment Information and (ii) otherwise reasonably satisfactory to the Investor.

                                   b.    The Proposed Credit Agreement
                              Amendments to the Credit Agreement shall have been completed substantially as contemplated by the Lender Commitment Letter in form and substance reasonably satisfactory to the Investors and following such amendments no event of default shall have occurred and be continuing under the Credit Agreement.

                                   c.    The acquisition contemplated by the
                              Asset Purchase Agreement shall be completed on or prior to the closing date of the Financing.

                                   d.    There shall exist no action, suit,
                              investigation, litigation or proceeding pending or, to the Borrower's knowledge, as applicable, threatened in any court or before any arbitrator or governmental or regulatory agency or authority that (i) could reasonably be expected to (A) have a material adverse effect on the business, financial condition, operations, performance, prospects, properties, assets, liabilities (contingent or otherwise) or value of the Borrower and its subsidiaries, taken as a whole, (B) adversely affect the ability of the Borrower or any Guarantor to perform its obligations under the loan documentation or (C) adversely affect the rights and remedies of the Investor under the loan documentation (collectively, a "Material Adverse Effect") or

                              (ii) purports to adversely affect the transactions contemplated hereby.

                                   e.   All governmental and third party
                              consents and approvals necessary in connection with the transactions contemplated hereby shall have been obtained (without the imposition of any conditions that are not acceptable to the Investor) and shall remain in effect (other than any such consents and approvals the absence of which, either individually or in the aggregate, would not be reasonably likely to result in a Material Adverse Effect); and no law or regulation shall be applicable in the judgment of the Investors that restrains, prevents or imposes materially adverse conditions upon the transactions contemplated hereby.

                                   f.   The Investors shall have received (i)
                              reasonably satisfactory opinions of counsel for the Borrower and the Guarantors and of local counsel for the Investors as to the transactions contemplated hereby (including, without limitation, the tax aspects thereof and compliance with all applicable securities laws) and (ii) such corporate resolutions, certificates and other documents as the Investors shall reasonably request.

                                   g.   There shall exist no default under any
                              of the loan documentation, and the representations and warranties of the Borrower, each of the Guarantors and each of their respective subsidiaries therein shall be true and correct in all material respects immediately prior to, and after giving effect to, the initial extension of credit under the loan documentation.

                                   h.   No event shall have occurred which
                              makes it unlikely in the Investors' reasonable judgement that (i) the holders of the Subordinated Notes will not consent to amendments to the Indentures relating thereto which would cure events of default relating to the financial covenants set forth therein and other modifications necessary to permit the transactions contemplated hereby, (ii) that Borrower's shareholders will not consent to the transactions relating to Borrower's capital stock contemplated by the Stock Purchase Agreement or (iii) the other conditions set forth in the Stock Purchase Agreement for the purchase of the equity interests will not be timely satisfied.

                                   i.   Concurrently with the execution of this
                              Commitment Letter the Borrower will enter into an Exchange Agreement with the Investors providing for the exchange of its Series B Preferred Stock for its Series B-1 Preferred Stock.

                                   j.   The Lenders will permit the Borrower to
                              pay an $1,100,000 dividend to the holders of its Series B Preferred Stock on the closing date for the Financing so long as the total of amount the Financing less such dividend and all of the Investor's fees and expenses of the financing paid by the Borrower exceeds $13 million.

                                   k.   All accrued fees and expenses of the
                              Investors (including the
                              reasonable fees and expenses of counsel for the Investors) shall have been paid.

                                   l. The Investors and the Lenders shall have entered into an intercreditor agreement reasonably acceptable to the Investors.


                                   m.   A voting agreement between the Borrower
                              and the Seher Family Limited Partnership shall have been executed and shall be in full force and effect.

                              Those customarily found in credit agreements for similar secured financings and others appropriate in the judgment of the Investors for the transactions contemplated hereby (with exceptions and caveats similar to those in the Credit Agreement to be agreed upon such that such representations and warranties are not more restrictive to the Borrower and its Subsidiaries than those set forth in the Credit Agreement), including, without limitation, absence of any material adverse change in the business, financial condition, operations, performance or properties of the Borrower and its subsidiaries, taken as a whole.

Covenants:                    Those affirmative and negative covenants
                              (applicable to the Borrower and its subsidiaries) customarily found in credit agreements for similar secured financings and others appropriate in the judgment of the Investors for the Finanacing (with exceptions, thresholds and caveats similar to those in the Credit Agreement to be agreed upon such that such covenants are no more restrictive to the Borrower and its Subsidiaries than those set forth in the Credit Agreement), including, without limitation, the following:

                                   a.   Affirmative Covenants - (i) Compliance
                                        ---------------------
                              with laws and regulations (including, without limitation, ERISA and environmental laws); (ii) payment of taxes and other obligations; (iii) maintenance of appropriate and adequate insurance;
                              (iv) preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals; (v) visitation and inspection rights; (vi) keeping of proper books in accordance with generally accepted accounting principles; (vii) maintenance of properties;
                              (viii) performance of leases, related documents and other material agreements; (ix) further assurances as to perfection and priority of security interests; and (x) customary financial and other reporting requirements (including, without limitation, audited annual financial statements and quarterly unaudited financial statements, in each case prepared on a consolidated and a consolidating basis, notices of defaults, compliance certificates, annual business plans and forecasts, reports to shareholders and other creditors and other business and financial information as the Investors shall reasonably request).

                                   b.   Negative Covenants - Restrictions on (i)
                                        ------------------
                              loans, acquisitions, joint ventures and other investments; (ii) dividends share repurchases and other distributions to stockholders; (iii) creating new subsidiaries; (iv) prepaying, redeeming or repurchasing any debt subordinated to the Senior Notes; (v) changing the nature of its business; (vi) amending organizational documents, or amending or otherwise modifying any subordinated debt, any related document or any other material agreement; and (vii) transactions with affiliates.

                                   c.   Financial Covenants - None
                                        -------------------

Events of Default             Those customarily found in credit agreements for
                              similar secured financings and others appropriate in the judgment of the Investors for the transactions contemplated hereby (but no more restrictive to the Borrower and its subsidiaries than those set forth in the Credit Agreement), including, without limitation, (a) failure to pay principal when due, or to pay interest or other amounts within five business days after the same becomes due, under the loan documentation; (b) any representation or warranty proving to have been materially incorrect when made or confirmed; (c) failure to perform or observe covenants set forth in the loan documentation within a specified period of time, where customary and appropriate, after notice or knowledge of such failure; (d) cross-accelerations to other indebtedness in an amount to be agreed in the loan documentation; (e) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (f) monetary judgment defaults in an amount to be agreed in the loan documentation; (g) impairment of loan documentation or security; (h) change of ownership control; and (i) standard ERISA defaults.

Expenses:                     The Borrower shall pay Investors' reasonable out-
                              of-pocket expenses (including the fees and expenses of counsel for the Investors), whether or not any of the transactions contemplated hereby are consummated. The Borrower shall also pay the expenses of the Investors in connection with the enforcement of any of the loan documentation.

Indemnity:                    The Borrower will indemnify and hold harmless the
                              Investors, and each of their affiliates and their officers, directors, employees, agents and advisors from claims and losses relating to transactions contemplated hereby.

Governing Law:                New York.

Counsel for the               Dechert.
 Investors: